UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

XCORPOREAL, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

98400P104
(CUSIP Number)

John C. Kirkland, Esq.
DREIER STEIN KAHAN BROWNE WOODS GEORGE LLP
The Water Garden
1620 26th Street, 6th Floor, North Tower
Santa Monica, California 90404
(424) 202-6050
(Name, Address and Telephone Number of Person Authorized
To Receive Notices and Communications)

April 2, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), (f) or (g), check the following box: ❑

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS Consolidated National, LLC

I.R.S. IDENTIFICATION NOS OF ABOVE PERSON (entities only)
IRS No.: 20-2666957
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
	7	SOLE VOTING POWER

		6,232,596
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		6,232,596
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,232,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%*
14	TYPE OF REPORTING PERSON (See instructions)

OO - Limited Liability Company

*Applicable percentage ownership based upon 14,372,472 shares of common stock issued and outstanding as reported on Issuer’s Form 10-KSB filed on March 25, 2008.

1	NAME OF REPORTING PERSONS Terren S. Peizer

I.R.S. IDENTIFICATION NOS OF ABOVE PERSON (entities only)
IRS No.:
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		6,932,596*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		6,932,596*
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,932,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.23%**
14	TYPE OF REPORTING PERSON (See instructions)

IN

*Includes 6,932,596 shares held of record by Consolidated National, LLC, of which Mr. Peizer is the sole managing member. Also includes 700,000 shares subject to options which vest 20% per year from the date of original grant.

**Applicable percentage ownership based upon 14,372,472 shares of common stock issued and outstanding as reported on Issuer’s Form 10-KSB filed on March 25, 2008, and 700,000 shares subject to options which vest 20% per year from the date of original grant.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, par value $0.0001 per share, of Xcorporeal, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12121 Wilshire Boulevard, Suite 350, Los Angeles, California 90025.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D/A is being filed jointly by Consolidated National, LLC, a California limited liability company (CNL), and Terren S. Peizer, a citizen of the United States of America. CNL and Mr. Peizer are sometimes collectively referred to as the “Reporting Persons.”

(b)-(c) Mr. Peizer is the Executive Chairman of the Board of Directors of the Issuer, and is the sole member of CNL which provides investment capital to companies. The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

(d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

CNL received its shares from the Issuer pursuant to a Merger Agreement, dated August 10, 2007, in exchange for its shares of the corporation now known as Xcorporeal Operations, Inc.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the securities for investment purposes. Mr. Peizer is Executive Chairman of the Board of the Issuer, and, as such, influences control over the Issuer.

Except as otherwise described herein, Mr. Peizer has no plan or proposal with respect to the Issuer that relates to or would result in any of the matters listed in Items 4 (a)-(j) of Schedule 13D/A.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of common stock to which this Schedule 13D/A relates is 6,932,596 shares of common stock of the Issuer, representing approximately 48.23% of the outstanding shares of common stock of the Issuer. CNL directly beneficially owns 6,232,596 of such shares, representing approximately 43.4% of the outstanding shares of common stock of the Issuer. The remaining 700,000 of such shares are subject to options granted by the Issuer to Mr. Peizer which vest 20% per year from the date of original grant. As the sole member of CNL, Mr. Peizer may also be deemed to have indirect beneficial ownership of the 6,232,596 shares of common stock directly beneficially owned by CNL.

(b) CNL, which is owned and controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by CNL in Item 5(a) above. Upon exercise of the options granted by Issuer to Mr. Peizer described in Item 5(a) above, Mr. Peizer shall have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock resulting from Mr. Peizer’s exercise of such options.

(c) On April 2-4, 2008, CNL sold an aggregate of 2,907,261 shares of common stock of the Issuer at $1.50 per share. During the last 60 days, no other transactions in the common stock of the Issuer were effected by the Reporting Persons.

(d) No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of common stock owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CONSOLIDATED NATIONAL, LLC

Date: April 4, 2008	By:	/s/ TERREN S. PEIZER
Name: Terren S. Peizer Title: Managing Member

Date: April 4, 2008	By:	/s/ TERREN S. PEIZER
Name: Terren S. Peizer